

02006955

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AL

VP 3-7-02

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SEC FILE NUMBER
8- 49589

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Timothy Partners Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1304 W. Fairbanks, Ltd.
(No. and Street)

Winter Park, FL 32789
(City) (State) (Zip Code)


RECD S.E.C.
FEB 27 2002
535

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Terry Covert 407-644-1986
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Perry B. Bell, CPA
(Name — *if individual, state last, first, middle name*)

1950 Lee Road, 225 Winter Park, FL 32789
(Address) (City) (State) (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, ________________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ________________________________, as of ________________, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

____
Title

____
Notary Public

This report** contains (check all applicable boxes):

☐ (a) Facing page.
☐ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☐ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5	# FOCUS REPORT (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17



SEC MAIL PROCESSING
RECEIVED
FEB 27 2002
WASH, D.C. 365 SECTION

COVER

Select a filing method: Basic ◉ Alternate ○ [0011]

Name of Broker Dealer: TIMOTHY PARTNERS, LTD. [0013]

SEC File Number: 8- 49589 [0014]

Address of Principal Place of Business: 1304 W. FAIRBANKS AVE [0020]

WINTER PARK [0021] FL [0022] 32789 [0023]

Firm ID: 41835 [0015]

For Period Beginning 10/01/2001 [0024] And Ending 12/31/2001 [0025]

Name and telephone number of person to contact in regard to this report:

Name: Art Ally, President [0030] Phone: 407-644-1986 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes ○ [0040] No ◉ [0041]

Check here if respondent is filing an audited report ☐ [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	109,879 [0200]		109,879 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	[0300]	[0550]	0 [0810]
3.	Receivables from non-customers	110,914 [0355]	20,283 [0600]	131,197 [0830]

4. Securities and spot commodities owned, at market value:				
A. Exempted securities		[0418]		
B. Debt securities		[0419]		
C. Options		[0420]		
D. Other securities		[0424]		
E. Spot commodities		[0430]		0 [0850]
5. Securities and/or other investments not readily marketable:				
A. At cost	[0130]			
B. At estimated fair value		[0440]	[0610]	0 [0860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		[0460]	[0630]	0 [0880]
A. Exempted securities	[0150]			
B. Other securities	[0160]			
7. Secured demand notes market value of collateral:		[0470]	[0640]	0 [0890]
A. Exempted securities	[0170]			
B. Other securities	[0180]			
8. Memberships in exchanges:				
A. Owned, at market	[0190]			
B. Owned, at cost			[0650]	
C. Contributed for use of the company, at market value			[0660]	0 [0900]
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		[0480]	[0670]	0 [0910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net		[0490]	201,950 [0680]	201,950 [0920]

	of accumulated depreciation and amortization			
11.	Other assets	[0535]	47,529 [0735]	47,529 [0930]
12.	TOTAL ASSETS	220,793 [0540]	269,762 [0740]	490,555 [0940]

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	0 [1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	[1114]	[1315]	0 [1560]
	B. Other	87,287 [1115]	[1305]	87,287 [1540]
15.	Payable to non-customers	[1155]	[1355]	0 [1610]
16.	Securities sold not yet purchased, at market value		[1360]	0 [1620]
17.	Accounts payable, accrued liabilities, expenses and other	66,270 [1205]	[1385]	66,270 [1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		0 [1690]
	B. Secured	[1211]	[1390]	0 [1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:		[1400]	0 [1710]
	1. from outsiders [0970]			
	2. Includes equity subordination (15c3-1(d)) of [0980]			
	B. Securities borrowings, at market value:		[1410]	0 [1720]
	from outsiders [0990]			
	C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
	1. from outsiders [1000]			

2. Includes equity subordination (15c3-1(d)) of

[1010]

D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	153,557 [1230]	0 [1450]	153,557 [1760]

Ownership Equity

			Total
21.	Sole proprietorship		[1770]
22.	Partnership (limited partners [1020])	336,998	336,998 [1780]
23.	Corporations:		
	A. Preferred stock		[1791]
	B. Common stock		[1792]
	C. Additional paid-in capital		[1793]
	D. Retained earnings		[1794]
	E. Total		0 [1795]
	F. Less capital stock in treasury		[1796]
24.	TOTAL OWNERSHIP EQUITY		336,998 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY		490,555 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2001 [3932] Period Ending 12/31/2001 [3933] Number of months 3 [3931]

REVENUE

1. Commissions:

a.	Commissions on transactions in exchange listed equity securities executed on an exchange	[3935]
b.	Commissions on listed option transactions	[3938]

c.	All other securities commissions		[3939]
d.	Total securities commissions		0 [3940]
2.	Gains or losses on firm securities trading accounts		
a.	From market making in options on a national securities exchange		[3945]
b.	From all other trading		[3949]
c.	Total gain (loss)		0 [3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		31,395 [3955]
5.	Revenue from sale of investment company shares		29,696 [3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		162,525 [3975]
8.	Other revenue		[3995]
9.	Total revenue		223,616 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		[4120]
11.	Other employee compensation and benefits		[4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
a.	Includes interest on accounts subject to subordination agreements	[4070]	
14.	Regulatory fees and expenses		[4195]
15.	Other expenses		323,641 [4100]
16.	Total expenses		323,641 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		-100,025 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
a.	After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
a.	After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]

22. Net income (loss) after Federal income taxes and extraordinary items — -100,025 [4230]

MONTHLY INCOME

23. Income (current monthly only) before provision for Federal income taxes and extraordinary items — -47,752 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) — ☑ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained — ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) — ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- [4335A]	[4335A2]	[4335B]
8- [4335C]	[4335C2]	[4335D]
8- [4335E]	[4335E2]	[4335F]
8- [4335G]	[4335G2]	[4335H]
8- [4335I]	[4335I2]	[4335J]

D. (k) (3)--Exempted by order of the Commission — ☐ [4580]

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition — 336,998 [3480]
2. Deduct ownership equity not allowable for Net Capital — [3490]
3. Total ownership equity qualified for Net Capital — 336,998 [3500]
4. Add:

A. Liabilities subordinated to claims of general creditors allowable in computation of net capital — 0 [3520]

B. Other (deductions) or allowable credits (List)

[3525A]	[3525B]	
[3525C]	[3525D]	
[3525E]	[3525F]	0 [3525]

5.	Total capital and allowable subordinated liabilities			336,998 [3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		269,762 [3540]	
	B. Secured demand note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and/or charges		[3610]	-269,762 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			67,236 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities commitments		[3660]	
	B. Subordinated securities borrowings		[3670]	
	C. Trading and investment securities:			
	1. Exempted securities		[3735]	
	2. Debt securities		[3733]	
	3. Options		[3730]	
	4. Other securities		[3734]	
	D. Undue Concentration		[3650]	
	E. Other (List)			
		[3736A]	[3736B]	
		[3736C]	[3736D]	
		[3736E]	[3736F]	
			0 [3736]	0 [3740]
10.	Net Capital			67,236 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	10,237 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	10,237 [3760]
14.	Excess net capital (line 10 less 13)	56,999 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	51,880 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			153,557 [3790]
17.	Add:			
	A. Drafts for immediate credit		[3800]	
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
	C. Other unrecorded amounts(List)			
		[3820A]	[3820B]	
		[3820C]	[3820D]	
		[3820E]	[3820F]	
			0 [3820]	0 [3830]
19.	Total aggregate indebtedness			153,557 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)			% 228 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	___ [4602]	[4603]	[4604]	_ [4605]
_ [4610]	[4611]	___ [4612]	[4613]	[4614]	_ [4615]
_ [4620]	[4621]	___ [4622]	[4623]	[4624]	_ [4625]
_ [4630]	[4631]	___ [4632]	[4633]	[4634]	_ [4635]
_ [4640]	[4641]	___ [4642]	[4643]	[4644]	_ [4645]
_ [4650]	[4651]	___ [4652]	[4653]	[4654]	_ [4655]
_ [4660]	[4661]	___ [4662]	[4663]	[4664]	_ [4665]
_ [4670]	[4671]	___ [4672]	[4673]	[4674]	_ [4675]
_ [4680]	[4681]	___ [4682]	[4683]	[4684]	_ [4685]
_ [4690]	[4691]	___ [4692]	[4693]	[4694]	_ [4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		345,105 [4240]
	A. Net income (loss)		-100,025 [4250]
	B. Additions (includes non-conforming capital of	119,550 [4262])	119,550 [4260]
	C. Deductions (includes non-conforming capital of	27,633 [4272])	-27,633 [4270]
2.	Balance, end of period (From item 1800)		336,997 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period	[4300]
	A. Increases	[4310]
	B. Decreases	[4320]
4.	Balance, end of period (From item 3520)	0 [4330]


RECEIVED
FEB 2 7 2002
365
WASH, D.C.

TIMOTHY PARTNERS, Ltd.

FINANCIAL STATEMENTS

For the years ended December 31, 2001 and 2000

CONTENTS


RECEIVED
FEB 2 7 2002
WASH, D.C.
365
SECTION

PERCY B. BELL, CPA
1950 LEE ROAD, 225
WINTER PARK, FLORIDA, 32789


RECEIVED
FEB 27 2002
365

INDEPENDENT AUDITOR'S REPORT

Partners,
Timothy Partners, Ltd.

I have audited the accompanying statement of financial condition of Timothy Partners, Ltd., as of December 31, 2001, and the related statements of income, and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Timothy Partners, Ltd., at December 31, 2001, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.



Percy B. Bell, CPA

Winter Park, Florida
February 11,2002

TIMOTHY PARTNERS, Ltd

STATEMENT OF FINANCIAL CONDITION
December 31, 2001 and 2000

	2001	2000
ASSETS:		
Cash	$ 109,879	$ 72,749
Miscellaneous receivables	115,079	68,240
Related party receivable	17,054	5,474
Prepaid expenses	51,588	29,756
Property and equipment, net of accumulated depreciation	14,692	22,705
Other assets, net of accumulated amortization	156,132	147,286
TOTAL ASSETS	$ 464,424	$ 346,210
LIABILITIES:		
Accounts payable and accrued expenses	157,102	82,941
Distributions payable	15,400	5,644
TOTAL LIABILITIES	172,502	88,585
PARTNERS' EQUITY:		
General partners' capital	100	100
Partners' capital – Class II	507,895	301,467
Limited partners' capital	3,642,123	3,386,671
Retained earnings	(3,858,196)	(3,430,613)
TOTAL EQUITY	291,922	257,625
	$ 464,424	$ 346,210

The accompanying notes are an integral part of these financial statements.

TIMOTHY PARTNERS, Ltd

STATEMENT OF INCOME
For the years ending December 31, 2001 and 2000

	2001	2000
REVENUES;		
Advisor fees	$ 547,349	$ 332,532
Commissions	977,304	500,884
Administration fees	109,024	76,401
Service and sponsor fees	42,957	52,938
TOTAL REVENUE	1,676,634	962,755
EXPENSES:		
Direct Mutual Fund Expense:		
Outside service fees	278,808	180,106
Sub advisor	216,842	137,461
Prospectus and report printing	18,947	21,754
Blue sky fees	42,465	32,231
Legal and accounting	21,590	14,952
Other	35,774	30,066
Total Direct Mutual Fund Expenses	614,426	416,570
Advisor Marketing and Overhead Expenses:		
Management fee	381,500	407,700
Marketing costs	136,326	116,852
Commissions to brokers	608,994	282,234
Registration and filing	23,030	27,851
Factoring expense	191,030	100,317
Depreciation and amortization	18,448	19,214
Occupancy and other	130,463	65,413
Total Advisor Marketing and Overhead Expenses	1,489,791	1,019,581
TOTAL EXPENSES	2,104,217	1,436,151
NET LOSS	$ (427,583)	$ (473,396)

TIMOTHY PARTNERS, Ltd.
STATEMENT OF CHANGES IN PARTNERS' EQUITY
For the years ended December 31, 2001 and 2000

	PARTNERS' CAPITAL	RETAINED EARNINGS	TOTAL
Balances at January 1, 2000	3,193,685	(2,957,217)	236,468
Net Loss		(473,396)	(473,396)
Proceeds from issuance of Class II partnership capital	170,000		170,000
Return of Class II partnership capital	(20,500)		(20,500)
Proceeds from issuance of additional partnership units	366,350		366,350
Return of partnership capital	(21,297)		(21,297)
Balances December 31, 2000	3,688,238	(3,430,613)	257,625
Net Loss		(427,583)	(427,583)
Proceeds from issuance of Class II partnership units	275,000		275,000
Return of Class II capital	(68,572)		(68,572)
Proceeds from issuance of additional partnership units	298,250		298,250
Return of partnership capital	(42,797)		(42,797)
Balances at December 31, 2001	$4,150,119	$(3,858,196)	$291,923

TIMOTHY PARTNERS, Ltd.

STATEMENT OF CASH FLOWS
For the years ended December 31, 2001 and 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (427,583)	$ (473,396)
Adjustments to reconcile net loss to net cash used by operating activities		
Depreciation and amortization	18,448	19,214
(Increase) decrease in miscellaneous receivables	(46,839)	(63,254)
(Increase) decrease in prepaid expenses	(21,832)	23,371
Increase (decrease) in accounts payable and accrued expenses	74,161	5,755
(Increase) decrease in related party receivable	(11,580)	(201)
Total adjustments	12,358	(15,115)
Net cash used by operating activities	(415,225)	(488,511)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(1,650)	(1,518)
Purchase of other assets	(17,630)	(3,100)
Net Cash used by investing activities	(19,280)	(4,618)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of additional partnership units	298,250	366,350
Proceeds from issuance of Class II partnership capital	275,000	170,000
Return of Class II partnership capital	(64,570)	(20,500)
Return of limited partners' capital	(37,041)	(20,214)
Net cash provided by financing activities	471,635	495,636
Net change in cash	37,130	2,507
Cash at beginning of year	72,749	70,242
Cash at end of year	$ 109,879	$ 72,749

The accompanying notes are an integral part of these financial statements.

TIMOTHY PARTNERS, Ltd

NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2001 and 2000

NATURE OF OPERATIONS

Timothy Partners, Ltd. is a Florida based limited partnership, which was formed to establish the Timothy Plan, a mutual fund as described under the Investment Company Act of 1940. The Partnership serves as advisor and manager of the Timothy Family of Funds. The Partnership provides investment management, back office operations, investment screening and marketing. The Partnership receives various asset-based fees for these services. The Funds will restrict their investment portfolio's and will not allow investing in a corporation involved in the areas of alcohol, tobacco, casino gambling, pornography, or abortion (directly or indirectly). During 1997 the Partnership registered as a broker/dealer and now receives and pays commissions on behalf of the Funds. The Partnership relies heavily upon increasing the market value of the Funds through new sales and performance. Revenue is generated primarily from fees and commissions derived from the value of the assets and new sales of the Funds.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the partnership considers all cash held in banks and money market accounts to be cash and cash equivalents.

B. DEPRECIATION AND AMORTIZATION

Depreciation accounting is a system of accounting which aims to distribute the cost of assets over their estimated useful life in a systematic and rational manner. Depreciation is computed using the straight-line method over the useful lives of 3 to 10 years. Amortization is computed using the straight-line method over a useful life of 25 years.

C. ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions. Actual results can differ from those estimates

D. INCOME TAXES

The Partnership is exempt from Federal and State income taxes. Partners reflect a proportional share of income and losses on their income tax return.

E. COMMISSIONS

Commissions are recorded on a trade date basis as securities transactions occur.

F. RECLASSIFICATIONS

Reclassifications have been made to the 2000 balances in order to conform to the classifications used in 2001.

TIMOTHY PARTNERS, Ltd.

NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2001 and 2000

NOTE 1 MISCELLANEOUS RECEIVABLES

The Partnership's miscellaneous receivables for December 31, 2001 and 2000 represents amounts due to the partnership for commissions and fees. No allowances have been established, as all amounts are collectible at December 31, 2001 and 2000.

NOTE 2 PROPERTY AND EQUIPMENT

Property and equipment as reflected in the financial statements are stated at original cost and is net of accumulated depreciation as summarized below:

	2001	2000
Computer equipment	$ 33,631	$ 33,631
Office equipment	24,446	24,446
Software	8,544	8,544
Leasehold improvements	4,752	3,102
Office furniture	3,181	3,181
	74,554	72,904
Less accumulated depreciation	59,862	50,199
Total property and equipment	$ 14,692	$ 22,705

NOTE 3 PREPAID EXPENSES

The amount reflected in the financial statements represents prepaid broker/dealer fees and prepaid registrations and supplies.

NOTE 4 OTHER ASSETS

Other assets as reflected in the financial statements are shown net of accumulated amortization and are summarized as follows:

	2001	2000
Fund and partnership set-up cost	$ 93,637	$ 93,637
Trademark and logo costs	4,400	4,400
Issue cost of additional share classes	97,958	80,327
Custom programming-fund service company	4,666	4,666
Deposits	2,225	2,225
	202,886	185,255
Less accumulated amortization	46,754	37,969
Total other assets	$ 156,132	$ 147,286

TIMOTHY PARTNERS, Ltd.

NOTES TO FINANCIAL STATEMENTS
For the years ended December 31, 2001 and 2000

NOTE 5 OPERATING LEASE

The Partnership has entered into several operating leases. Monthly payments during 2001 and 2000 totaled $10,847 and $10,848 respectively. Minimum payments for 2002 are $4,536.

NOTE 6 PARTNERS' CAPITAL – CLASS II

During 2001 and 2000, $275,000 and $170,000 respectively, of Class II limited capital was received. Class II partners' capital will be converted to standard limited capital at the sole discretion of the general partners by December 31, 2002 if not refunded. An annual rate of 12% is earned on Class II partners' capital.

NOTE 7 RELATED PARTY TRANSACTIONS

During 2001 and 2000, a management fee of $381,500 and $407,000 respectively, was paid to Covenant Financial Management, Inc. (CFM) to cover employee and occupancy costs. CFM is owned by the general partners. During 2001 occupancy costs began to be paid by the Partnership.

During 1997, the Partnership entered into a master sale and servicing agreement with Covenant Investment Corporation (CIC), an organization owned by some of the partners of Timothy Partners, Ltd. The agreement provides for the sale of all receivables and rights to payments of asset based and contingent deferred sales charges. During 2001 and 2000 respectively, the Partnership sold receivable rights of $798,606 and $367,827. The Partnership received $607,576 and $267,511 for these receivables resulting in a factoring expense of $191,030 and $100,317 for 2001 and 2000 respectively.

NOTE 8 TIMOTHY PARTNERS, L.C. (TPLC)

During February, 1999 Timothy Partners, L.C. (TPLC) was formed. This Limited Liability Company was formed to invest in Timothy Partners, LTD. Through an exempt private placement offering, 200 subscriptions were offered at $5,000 each. The net proceeds of the private placement were used to purchase a 16.67% interest in Timothy Partners, Ltd. During 1999, 100 of the available subscriptions were sold. The balances of the subscriptions were sold in 2000 and the partnership has received $871,600 of capital investment to date.

NOTE 9 UNCERTAINTY

The Partnership has suffered recurring losses since inception. Capital has been raised to cover these losses in the past. As of February 15, 2001, an additional $50,000 had been received during 2002. Management is confident the capital needed to fund the losses can be raised until the Funds begin to provide revenues sufficient to sustain operations.

The Funds total asset value increased sharply during the fourth quarter of 2001. Management expects to achieve breakeven operations on a monthly basis during 2002.

SUPPLEMENTAL INFORMATION

TIMOTHY PARTNERS, Ltd.

SUPPLEMENTAL INFORMATION-SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2001 and 2000

	2001	2000
Partners equity	$ 291,922	$ 257,625
Deductions and/or charges:		
Nonallowable assets:		
Receivables from noncustomers	17,054	6,174
Prepaid expenses	51,588	29,756
Net property and equipment	14,692	22,705
Net other assets	156,132	147,286
Total nonallowable assets	239,466	205,921
Net capital before haircuts	52,456	51,704
Haircut on money market account	--------	---------
Net capital	52,456	51,704
Aggregate indebtedness:		
Other accounts payable and accrued costs	$ 66,415	$ 52,714
Payable to broker/dealers	90,687	30,227
Distributions payable	15,400	5,644
Total aggregate indebtedness	$ 172,502	$ 88,585
Minimum net capital requirement	$ 11,500	$ 11,073
Excess net capital	$ 40,956	$ 40,631
Excess net capital at 1000 percent	$ 35,206	$ 42,846
Ratio: Aggregate indebtedness to net capital	3.29 to 1	1.71 to 1
Reconciliation with partnership's computation (Included in part II of form X-17a-5 as of December 31, 2001 and2000)		
Net capital as reported in partnership's Part II (unaudited FOCUS report)	$ 67,236	$ 41,722
Audit adjustments	14,780	9,982
Net capital as audited	$ 52,456	$ 51,704

TIMOTHY PARTNERS, Ltd.

REPORT ON INTERNAL ACCOUNTING CONTROL

December 31, 2001

Partners,
Timothy Partners, Ltd.

In planning and performing my audit of the financial statements and supplemental schedule of Timothy Partners, Ltd. (the Partnership), for the year ended December 31, 2001, I considered its internal control., including activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and to the practices and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives

TIMOTHY PARTNERS, Ltd.

REPORT ON INTERNAL ACCOUNTING CONTROL

December 31, 2001

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following matters involving the control environment and its operation that I consider to be a material weakness as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in my audit of the financial statements of Timothy Partners, Ltd., for the year ended December 31, 2001, and this report does not affect my report thereon dated February 10, 2002. The current organizational structure is limited in size and does not provide sufficient personnel for segregation of duties as required for effective internal control. The Partnership utilizes an outside mutual fund servicing organization thus providing significant controls over securities and revenue related transactions. All outstanding payables need to be recognized to ensure accurate net capital computations are obtained.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, we believe that the Partnership's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

TIMOTHY PARTNERS, Ltd

REPORT ON INTERNAL ACCOUNTING CONTROL
December 31, 2001

This report is intended solely for the use of the Partners, management, the SEC, and other regulatory agencies that rely ;on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.



Percy B. Bell, CPA.

Winter Park, Florida

February 11, 2002